UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                       E.I. du Pont de Nemours and Company

                                (Name of Issuer)

                     Common Stock, par value $0.60 per share

                         (Title of Class of Securities)

                                   263534 10 9
                                 (CUSIP Number)

                              Robert W. Matschullat
                         Joseph E. Seagram & Sons, Inc.
           375 Park Avenue, New York, New York  10152  (212) 572-7000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                  July 24, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement /_/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.   263534 10 9


    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              JES DEVELOPMENTS, INC.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /_/

                                                                      (b) /_/
    3    SEC USE ONLY
    4    SOURCE OF FUNDS*

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                            /_/
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
                      7  SOLE VOTING POWER
     NUMBER OF
       SHARES
    BENEFICIALLY      8  SHARED VOTING POWER
     OWNED BY            8,222,031
       EACH           9  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON          10  SHARED DISPOSITIVE POWER
       WITH               8,222,031

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              8,222,031
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          /_/
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.4%

    14   TYPE OF REPORTING PERSON*
              CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                  SCHEDULE 13D


CUSIP No.   263534 10 9


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                THE SEAGRAM COMPANY LTD.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /_/
                                                                  (b) /_/
    3      SEC USE ONLY
    4      SOURCE OF FUNDS*

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                             /_/
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Canada
                 7   SOLE VOTING POWER
  NUMBER OF
    SHARES
BENEFICIALLY     8   SHARED VOTING POWER
  OWNED BY           8,222,031
    EACH         9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON       10   SHARED DISPOSITIVE POWER
    WITH             8,222,031

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                8,222,031
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                            /_/
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.4%

    14     TYPE OF REPORTING PERSON*
                CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                 Items 2, 5 and 6 of the Statement on Schedule 13D, as amended

(the "Schedule 13D"), filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by

The Seagram Company Ltd., a Canadian corporation ("Seagram"), and by JES

Developments, Inc., a Delaware corporation and wholly owned subsidiary of

Seagram ("Developments", and together with Seagram, the "Reporting Persons"),

with respect to the common stock ("Common Stock"), of E.I. du Pont de Nemours and Company, a Delaware corporation ("DuPont"), are hereby amended and restated

as set forth below.


Item 2.  Identity and Background.

                This Schedule 13D is filed by Seagram and by Developments.  The principal executive offices of Seagram are located at 1430 Peel Street,

Montreal, Quebec, Canada H3A 1S9.  The principal executive offices of

Developments are located at 1105 North Market Street, Suite 1300, P.O. Box

8985, Wilmington, Delaware 19899.

                Seagram operates two core, global businesses: beverages and entertainment.  Seagram's beverage businesses are engaged principally in the production and marketing of distilled spirits, wines, fruit juices, coolers and mixers.  Seagram's entertainment company, MCA INC., produces and distributes motion picture, television and home video products; produces and distributes recorded music; operates theme parks and retail stores; and publishes books.

                 Developments is a wholly owned subsidiary of Seagram Capital

Investments, Inc., a Delaware corporation and a wholly owned subsidiary of

Joseph E. Seagram & Sons, Inc., an Indiana corporation ("JES").  JES is a wholly owned subsidiary of Seagram Enterprises, Inc., a Delaware corporation and a wholly owned subsidiary of J. E. Seagram Corp., which is a Delaware corporation and wholly owned subsidiary of Seagram.

                 As of March 31, 1996, descendants of the late Samuel Bronfman and trusts established for their benefit (collectively, the "Bronfman Family")

beneficially owned directly or indirectly approximately 35.78% of the outstanding common shares without nominal or par value of Seagram ("Common

Shares").  Of that amount, Bronfman Associates, a partnership of which Edgar M.

Bronfman, his children and a trust established for the benefit of Edgar M.

Bronfman and his descendants are the sole partners and of which Edgar M.

Bronfman is the managing partner, along with a second trust established for the benefit of Edgar M. Bronfman and his descendants, owned directly approximately

16.72% of the Common Shares, trusts for the benefit of Charles R. Bronfman and his descendants owned directly approximately 15.59% of the Common Shares,

trusts for the benefit of the family of the late Minda de Gunzburg and members of her immediate family owned directly or indirectly approximately 2.88% of the

Common Shares, Phyllis Lambert owned indirectly approximately 0.27% of the

Common Shares, a charitable foundation of which Charles R. Bronfman is among the directors owned approximately 0.16% of the Common Shares, a charitable foundation of which Edgar M. Bronfman and Charles R. Bronfman are among the trustees owned approximately 0.06% of the Common Shares, and Edgar M. Bronfman,

Charles R. Bronfman and their respective spouses and children owned directly approximately 0.10% of the Common Shares.  In addition, such persons held currently exercisable options to purchase an additional 0.65% of the Common

Shares, calculated pursuant to Rule 13d-3 of the Rules and Regulations under the Exchange Act.  Edgar M. Bronfman is Chairman of the Board of Seagram and a

director of Seagram.  Charles R. Bronfman is Co-Chairman of the Board and

Chairman of the Executive Committee of Seagram and a director of Seagram.

Edgar M. Bronfman, Charles R. Bronfman, Phyllis Lambert and the late Minda de

Gunzburg are siblings.

                 Pursuant to a voting trust agreement, Charles R. Bronfman

serves as voting trustee for Common Shares beneficially owned directly or indirectly by Bronfman Associates, the aforesaid trusts established for the benefit of Edgar M. Bronfman and his descendants, the aforesaid trusts established for the benefit of Charles R. Bronfman and his descendants, and the first of the two aforesaid charitable foundations.  Pursuant to another voting trust agreement, Edgar M. Bronfman and Charles R. Bronfman are among the voting trustees for Common Shares beneficially owned directly or indirectly by trusts for the benefit of the family of the late Minda de Gunzburg and members of her immediate family.  Neither voting trust agreement contains restrictions on the right of the voting trustees to vote the deposited Common Shares.

                 The Bronfman Family may be deemed to be in control of

Developments and Seagram.  Information concerning the foregoing persons and entities, together with information concerning the directors and executive officers of Developments and Seagram, is contained in Schedule A attached hereto.

                 During the last five years, none of Seagram or Developments nor, to the best knowledge of Seagram and Developments, any director or executive officer of Seagram or Developments (or any other person or entity set forth in Schedule A) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 5.  Interest in Securities of the Issuer.

                 (a) and (b)  As of the date hereof, Developments beneficially owns 8,222,031 shares of Common Stock (the "Retained Shares").  The Retained

Shares constitute approximately 1.4% of the total number of shares of Common

Stock stated to be outstanding as of April 30, 1996 in DuPont's Form 10-Q for the quarterly period ended March 31, 1996.  Developments has the power to vote and to dispose of the Retained Shares, subject to the ultimate control of

Seagram.

                 Except as set forth in this Item 5, to the best knowledge of

Seagram or Developments, no director or executive officer of Seagram or

Developments (or any other person or entity set forth in Schedule A)

beneficially owns any shares of Common Stock.

                 (c)  Pursuant to an agreement dated July 24, 1996 among

Seagram, Developments and DuPont (the "Warrant Repurchase Agreement"), and

concurrently with the execution and delivery thereof, DuPont repurchased the warrants to purchase an aggregate of 156,000,000 shares of Common Stock (the

"Warrants") owned by Developments for $500 million in cash.  The Warrants are more fully described in the Schedule 13D.

                 Except as set forth in this Item 5, neither Seagram nor

Developments effected any transactions in Common Stock during the past 60 days.

                 (d)  No person other than Developments has the right to receive dividends from the Retained Shares, and no person other than Developments has the right to receive the proceeds from the sale of the Retained Shares.

                 (e)  After giving effect to the transaction described in (c)

above, each Reporting Person ceased to be the beneficial owner of more than 5%

of the Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                 Pursuant to the terms of the Warrant Repurchase Agreement, the

Redemption Agreement dated as of April 6, 1995 among DuPont, Seagram and

Developments (the "Redemption Agreement") previously filed as an exhibit to the

Schedule 13D was terminated on July 24, 1996.  In addition, the Agreement dated as of April 6, 1995 among DuPont and certain stockholders of Seagram, previously filed as an exhibit to the Schedule 13D, terminated by its terms upon termination of the Redemption Agreement.  The Registration Rights

Agreement dated as of April 6, 1995 among DuPont, Seagram and Developments,

previously filed as an exhibit to the Schedule 13D, remains in effect.


Item 7.  Material to be Filed as Exhibits.

                10.  Warrant Repurchase Agreement dated July 24, 1996 among

                     Seagram, Developments and DuPont.

                                    SIGNATURE


                 After reasonable inquiry and to the best of my  knowledge and belief, I certify that the information set forth in this Statement is true,

complete and correct.


DATED:  July 26, 1996
                                           JES DEVELOPMENTS, INC.


                                           By: /s/ Daniel R. Paladino
                                               Daniel R. Paladino
                                               President


                                           THE SEAGRAM COMPANY LTD.


                                           By: /s/ Daniel R. Paladino
                                               Daniel R. Paladino
                                               Vice President, Legal and
                                               Environmental Affairs

                                   SCHEDULE A


                 1.  Set forth below are the names and positions with

Developments of each director and executive officer of Developments.  The name of each person who is a director of Developments is marked with an asterisk.

The address, principal occupation or employment and citizenship of each person,

except for Ann M. Giambusso, Paul Buscemi, George E. Bushnell III, Howard F.

Miller and Susan B. Yoss, each of whom is a U.S. citizen and whose address is

800 Third Avenue, New York, New York 10022, is set forth in Part 2 below.

         Name                              Position

         DANIEL R. PALADINO*               President

         ANN M. GIAMBUSSO*                 Vice President and Secretary

         EDWARD F. FALKENBERG*             Controller

         PAUL BUSCEMI                      Vice President

         JEANANNE K. HAUSWALD              Treasurer

         GEORGE E. BUSHNELL III            Assistant Secretary

         HOWARD F. MILLER                  Assistant Secretary

         SUSAN B. YOSS                     Assistant Treasurer

                 2.  Set forth below are the name, business address, principal occupation or employment and citizenship of each director and executive officer of Seagram.  The name of each person who is a director of Seagram is marked with an asterisk.  Unless otherwise indicated, the business address of each person listed below is 375 Park Avenue, New York, New York 10152.

    Name and                Principal Occupation
Business Address                or Employment                    Citizenship

EDGAR M. BRONFMAN*          Chairman of the Board of             United States
                            Seagram

THE HON. CHARLES R.         Co-Chairman of the Board and         Canada
  BRONFMAN, P.C., C.C.*     Chairman of the Executive
1170 Peel Street            Committee of Seagram
8th Floor
Montreal, Quebec
Canada H3B 4P2

EDGAR BRONFMAN, JR.*        Chief Executive Officer and          United States
                            President of Seagram

SAMUEL BRONFMAN II*         President of The Seagram             United States
2600 Campus Drive           Classics Wine Company (a
Suite 160                   division of a subsidiary of
San Mateo, CA  94403        Seagram)

MATTHEW W. BARRETT, O.C.*   Chairman and Chief Executive         Canada
First Bank Tower            Officer of Bank of Montreal (a
68th Floor                  financial institution)
First Canadian Place
100 King Street West
Toronto, Ontario M5X 1A1

FRANK J. BIONDI, JR.*       Chairman and Chief Executive         United States
100 Universal City Plaza    Officer of MCA INC.
Universal City, CA  91608

DAVID M. CULVER, C.C.*      Chairman of CAI Capital              Canada
3429 Drummond Street        Corporation (an equity
Suite 200                   investment fund)
Montreal, Quebec
Canada H3G 1X6

THE HON. WILLIAM G.         Counsel to Tory                      Canada
  DAVIS, P.C., C.C.,        Tory DesLauriers & Binnington
  Q.C.*                     (attorneys)
Suite 3000
Toronto-Dominion Center
Toronto, Ontario
Canada M5K 1N2

THE HON. PAUL DESMARAIS,    Chairman of Power                    Canada
  P.C., C.C.*               Corporation of
751 Victoria Square         Canada (a holding and
Montreal, Quebec            management company)
Canada H2Y 2J3

    Name and                Principal Occupation
Business Address                or Employment                    Citizenship

DAVID L. JOHNSTON,          Professor of Law at McGill           Canada
  O.C.*                     University (an educational
3690 Peel Street            institution)
Room 200
Montreal, Quebec
Canada H3A 1W9

THE HON. E. LEO KOLBER,     Member of The Senate of Canada       Canada
  SENATOR*
1170 Peel Street
8th Floor
Montreal, Quebec
Canada H3B 4P2

MARIE-JOSEE KRAVIS*         Fellow of The Hudson Institute       Canada and
625 Park Avenue             Inc. (a non-profit economics         Switzerland
New York, NY 10021          research institute)

ROBERT W. MATSCHULLAT*      Vice Chairman and                    United States
                            Chief Financial Officer
                            of Seagram

C. EDWARD MEDLAND*          President of Beauwood                Canada
121 King Street West        Investments Inc. (a private
Suite 2525                  investment company)
Toronto, Ontario
Canada M5H 3T9

LEW R. WASSERMAN*           Chairman Emeritus of MCA INC.        United States
100 Universal City Plaza
Universal City, CA  91608

JOHN L. WEINBERG*           Senior Chairman of Goldman,          United States
85 Broad Street             Sachs & Co. (investment
New York, NY  10004         bankers)

JOHN S. WEINBERG*           General Partner of Goldman,          United States
85 Broad Street             Sachs & Co. (investment
New York, NY  10004         bankers)

JOHN D. BORGIA              Executive Vice President, Human      United States
                            Resources of Seagram

STEPHEN E. HERBITS          Executive Vice  President,           United States
                            Corporate Policy and External
                            Affairs of Seagram

    Name and                Principal Occupation
Business Address                or Employment                    Citizenship

STEVEN J. KALAGHER          Executive Vice President of          United States
                            Seagram and President, The
                            Seagram Spirits And Wine Group
                            (a division of a subsidiary of
                            Seagram)

ELLEN R. MARRAM             Executive Vice  President of         United States
                            Seagram and President, The
                            Seagram Beverage Group (a
                            division of a subsidiary of
                            Seagram)

EDWARD F. FALKENBERG        Vice President and Controller        United States
800 Third Avenue            of Seagram
New York, NY  10022

JEANANNE K. HAUSWALD        Vice President and Treasurer of      United States
                            Seagram

GABOR JELLINEK              Vice President, Production of        Canada
1430 Peel Street            Seagram and Executive Vice
Montreal, Quebec            President, Manufacturing, The
Canada H3A 1S9              Seagram Spirits And Wine Group
                            (a division of a subsidiary of
                            Seagram)

ARNOLD M. LUDWICK           Vice President of Seagram and        Canada
1170 Peel St.               President and Chief Executive
8th Floor                   Officer of Claridge Inc.
Montreal, Quebec
Canada H3B 4P2

DANIEL R. PALADINO          Vice President, Legal and            United States
                            Environmental Affairs of
                            Seagram

MICHAEL C.L. HALLOWS        Secretary of Seagram                 Canada


        3.  The trustees of the trusts for the benefit of Edgar M. Bronfman and his descendants are Edgar M. Bronfman, Edgar Bronfman, Jr., Matthew Bronfman,

Harold R. Handler, Mayo A. Shattuck III and John L. Weinberg.  The trustees of the trusts for the benefit of Charles R. Bronfman and his descendants are

Charles R. Bronfman, Phyllis Lambert, Stephen R. Bronfman, Ellen J. Bronfman

Hauptman, E. Leo Kolber, Samuel Minzberg, Robert S. Vineberg, Gary J. Gartner,

Steven H. Levin and Arnold M. Ludwick.  The trustees of the trusts for the benefit of the family of the late Minda de Gunzburg are Stanley N. Bergman, Dr.

Guido Goldman and Leonard M. Nelson.  The directors of the first charitable foundation referenced in Item 2 include Charles R. Bronfman, E. Leo Kolber and

Arnold M. Ludwick, and the trustees of the second charitable foundation include

Edgar M. Bronfman, Charles R. Bronfman and Samuel Bronfman II.  Set forth below or under Part 2 above are the address, principal occupation or employment and citizenship of each person named in this Part 3.

    Name and                Principal Occupation
Business Address                or Employment                    Citizenship

PHYLLIS LAMBERT             Architect                            Canada
1920 Baile Street
Montreal, Quebec
Canada H3H 2S6

MATTHEW BRONFMAN            Chief Executive Officer of           United States
30 West 26th Street         Perfumes Isabell, Inc. (a
New York, NY  10010         perfume company)


STEPHEN R. BRONFMAN         Corporate Director                   Canada
1170 Peel Street
8th Floor
Montreal, Quebec
Canada H3B 4P2

ELLEN J. BRONFMAN           Private Investor                     Canada
  HAUPTMAN
c/o Goodman Phillips &
  Vineberg
430 Park Avenue
10th Floor
New York, NY  10022

HAROLD R. HANDLER           Attorney whose professional          United States
425 Lexington Avenue        corporation is a partner of
New York, NY  10017         Simpson Thacher & Bartlett
                            (attorneys)

SAMUEL MINZBERG             Partner of Goodman Phillips &        Canada
1501 McGill College         Vineberg (barristers and
  Avenue                    solicitors)
26th Floor
Montreal, Quebec
Canada H3A 3N9

ROBERT S. VINEBERG          Partner of Goodman Phillips &        Canada
1501 McGill College         Vineberg (barristers and
  Avenue                    solicitors)
26th Floor
Montreal, Quebec
Canada H3A 3N9

GARY J. GARTNER             Partner of Goodman Phillips &        Canada
430 Park Avenue             Vineberg (attorneys)
10th Floor
New York, NY  10022

    Name and                Principal Occupation
Business Address                or Employment                    Citizenship

STEVEN H. LEVIN             Partner of Goodman Phillips &        United States
430 Park Avenue             Vineberg (attorneys)
10th Floor
New York, NY  10022

STANLEY N. BERGMAN          Partner of Bergman, Horowitz &       United States
157 Church Street           Reynolds, P.C. (attorneys)
New Haven, CT  06510

DR. GUIDO GOLDMAN           Director of the Center for           United States
First Spring Corporation    European Studies at Harvard
499 Park Avenue             University and Chairman of
New York, NY  10022         First Spring Corporation   (an
                            investment company)

LEONARD M. NELSON           Shareholder of Bernstein, Shur,      United States
100 Middle Street           Sawyer & Nelson, P.C.
Portland, Maine  04104      (attorneys)

MAYO A. SHATTUCK III        President and Chief                  United States
135 East Baltimore Street   Executive Officer
Baltimore, MD  21202        of Alex. Brown & Sons,
                            Incorporated (investment
                            bankers)

                       EXHIBIT INDEX


10. Warrant Repurchase Agreement dated July 24, 1996 among Seagram, Developments and Dupont.